EXHIBIT 99.1

RADVISION CTO Yair Wiener Joins the Board of Directors of the Unified Communications Interoperability Forum

Press Release Source: RADVISION On Thursday August 11, 2011, 8:30 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that the company’s Chief Technology Officer Yair Wiener has been elected to the Unified Communications Interoperability Forum’s (UCI Forum) board of directors. The UCI Forum is an open industry alliance that works with its members to fully leverage customers’ investments in communications systems and unite their global organizations. Mr. Wiener has been an active member of the UCI Forum and also serves as chair of the forum’s H.264 SVC technical work group.

Mr. Wiener joined RADVISION in 2001 and currently serves as CTO. In this role, he is responsible for accelerating RADVISION’s technology strategy and ensuring its continued growth through innovation. Mr. Wiener received his bachelor’s degree in physics as well as his master’s and bachelor’s degrees in electrical engineering and computer science from the Technion, Israel Institute of Technology.

“I am delighted to join the UCI Forum’s board of directors and help guide the course of UC interoperability,” said Mr. Wiener. “RADVISION has always been committed to delivering standards-based, fully interoperable video conferencing technologies, and the UCI Forum seeks to ensure interoperability across UC platforms. I look forward to lending my expertise in the area of visual communications as a way to help deliver on the UCI Forum’s mission to drive growth and adoption of unified communications.”

“With the election of additional board members, the UCI Forum is drawing from the experience of its member companies and the value they add to the forum’s activities,” said Bernard Aboba, president of UCI Forum. “RADVISION’s expertise in video conferencing, and particularly in SVC, will be extremely valuable as we move forward with our testing and certification programs.”

The UCI Forum is governed by a board of directors and officers appointed by the board. The board is composed of individuals representing organizations that have elected to participate at this level and is responsible for making decisions to further UCI Forum work, establishing annual and strategic plans, and for final approval of all output and recommendations from the work groups.

Currently, the UCI Forum is working on developing initial profile certifications for profiles on USB Audio Devices as well as H.264 SVC interoperability. Mr. Wiener has played an integral role in helping develop RADVISION’s approach to H.264 SVC, which not only guarantees a high quality experience, but connects with the existing installed base of meeting room equipment, desktops, home offices and high-end telepresence systems. His expertise on the topic will help guide the forum’s pending implementation of the H.264 SVC profile.

About the Unified Communications Interoperability Forum

The Unified Communications Interoperability Forum (UCI Forum) is a non-profit alliance of worldwide communications technology leaders working together to realize the potential of unified communications (UC) by increasing efficiency, decreasing implementation costs and improving the interoperability experience for UC customers. Follow us on Twitter, LinkedIn and Facebook or visit www.uciforum.org and the UCI Forum blog to learn more.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION is a registered trademark of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

Corporate:
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net